SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 oblibations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Herron, Michael Bruce (Last) (First) (Middle) 3400 North Wolf Road (Street) Franklin Park, IL 60131 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol A. M. Castle & Co. CAS 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) August 2001 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Vice President - Sales (West)
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	07/27/2001	J (1) | V	4,641.025 | A | $11.3000	20,498.192	I	By 401(k)
Common Stock				626.863	I	By PAYSOP Plan
Common Stock				9,070.000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Herron, Michael Bruce - August 2001
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
2001 Stock Option	$11.0000	07/26/2001	A | V	(A) 28,000.000	07/26/2002 | 07/26/2011	Common Stock - 28,000.000		28,000.000	D
1994 Stock Option	$12.0667				07/28/1995 | 07/28/2004	Common Stock - 4,376.000		4,376.000	D
1996 Stock Option	$18.7500				07/25/1997 | 07/25/2006	Common Stock - 7,550.000		7,550.000	D
1997 Stock Option	$21.8750				07/25/1998 | 07/25/2007	Common Stock - 7,100.000		7,100.000	D
1998 Stock Option	$20.2500				07/24/1999 | 07/24/2008	Common Stock - 9,900.000		9,900.000	D
1999 Stock Option	$16.0000				07/22/2000 | 07/21/2009	Common Stock - 21,000.000		21,000.000	D
2000 Stock Option	$10.0000				07/27/2001 | 07/27/2010	Common Stock - 33,000.000		33,000.000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 08-02-2001 ** Signature of Reporting Person Date Jerry M. Aufox under Power of Attorney for Michael Bruce Herron Page 2 SEC 1474 (3-99)

Herron, Michael Bruce - August 2001
Form 4 (continued)
FOOTNOTE Descriptions for A. M. Castle & Co. CAS

Form 4 - August 2001

Michael Bruce Herron
3400 North Wolf Road

Franklin Park, IL 60131
Explanation of responses:

 (1)   A directed purchase by Company 401(k) Plan.

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